Mail Stop 3628

October 26, 2009

Mr. Randal A. Nardone
Secretary
Newcastle Investment Corp.
1345 Avenue of the Americas
New York, NY 10105

> Re: **Newcastle Investment Corp.**
> **Schedule TO-C**
> **Filed on October 8, 2009**
> **File No. 005-78539**

Dear Mr. Nardone:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file the Schedules TO-I and 13E-3 with your next amended filing in response to our comments. We may have further comment. Please provide us supplementally with copies of your forms of letters of transmittal and consent.

2.   You do not appear to have provided the information required by Item 1003(c) of
        Regulation M-A for the persons specified in Instruction C to Schedule 13E-3.
        Please disclose this information, or advise.

3.   Please provide us with your analysis as to whether the proposed amendments to
        the terms of your preferred stock would result in the issuance of a new security to
        holders who do not participate in the offer.

4.   In the Offering Circular, please disclose that the tender offer is a Rule 13e-3
        transaction and identify the filing persons on the Schedule 13E-3.

Cover Page

5.   Please confirm supplementally that the offer will be open for at least 20 full
        business days to ensure compliance with Rules 14e-1(a) and 13e-4(a)(3).

When and how will I be paid for my tendered shares of Preferred Stock?, page 5

6.   You state that you will pay for tendered shares "promptly," but go on to state that
        you expect the payment date to be five to ten business days after expiration.
        Please advise us as to how you are complying with the requirement to pay
        promptly under Rules 13e-4(f)(5) and 14e-1(c). Refer to Section II.D. of
        Release No. 34-43069 (July 24, 2000).

Do I have to deliver my consent in the Consent Solicitation in order to tender…, page 11

7.   While we recognize that holders of preferred stock are highly unlikely to consent
        without tendering in the offer, please nevertheless make clear, if true, that holders
        of preferred stock may not consent without tendering in the offer.

Summary, page 15

8.   Your summary term sheet should appear on the first or second page of the
        document. See Instruction 2 to Item 1001 of Regulation M-A. Please revise.

If the Offer to Purchase and Consent Solicitation are successful, and you do not tender
your shares, you will remain subject to the ownership restrictions in our Charter, page 21

9.   Please disclose the consequences to a holder if the act of not tendering causes that
        holder to cross the applicable ownership restriction thresholds.

Special Factors, page 27

10.   This section must appear at the front of the disclosure document. Please relocate
        this disclosure accordingly. See Rule 13e-3(e)(1)(ii).

11.   Please describe each contact, meeting, or negotiation that took place with respect
        to the transaction and the substance of the discussions or negotiations at each
        meeting. Please identify any advisors or other counsel and the members of
        management who were present at each meeting. Refer to Item 1005(c)of
        Regulation M-A.

Considerations in Determining the Purchase Price, page 30

12.   Please set forth the actual analyses performed by the board of directors and/or
        management in determining the purchase price. Your current disclosure merely
        states which analyses were performed, but does not provide the actual analyses.

13.   You state that you do not believe that the completion of the transaction will result
        in a material change to net book value or net earnings and, accordingly, you did
        not take these factors into account in determining the purchase price. Please
        disclose how the lack of a material change in these figures as a result of the offer
        precludes an analysis as to whether the consideration you are offering constitutes
        fair value in relation to these measures.

14.   Your board of directors does not appear to have considered whether the
        consideration offered to unaffiliated security holders constitutes fair value in
        relation to going concern value. Please revise your disclosure to address this
        factor. See Instruction 2(iv) to Item 1014.

15.   Please disclose how the board of directors considered the fairness of the
        transaction to unaffiliated holders of Preferred Stock who tender their shares and
        those unaffiliated holders of Preferred Stock who do not tender their shares.

Fairness, page 31

16.   We note your statement that the board approved the offer to purchase and consent
        solicitation as fair. Please revise to specifically state whether the board on behalf
        of the issuer and any other filing person believes that the Rule 13e-3 transaction is
        fair with respect to each group of unaffiliated holders of Preferred Stock: those
        who tender their shares in the offer and those who continue to hold their shares.
        Refer to Item 1014(a) of Regulation M-A and Q&A No. 19 in Release
        No. 34-17719 (April 13, 1981).

17.   Please revise to more clearly and consistently articulate whether the going private transaction is both substantively and procedurally fair. Refer to Item 1014(a) of Regulation M-A and Q&A No. 21 in Release No. 34-17719 (April 13, 1981).

18.   State the benefits and detriments of the transaction to your company, its affiliates and unaffiliated security holders, quantified to the extent practicable. See Item 1013(d) of Regulation M-A and Instruction 2 to Item 1013.

19.   Describe any provision you have made in connection with the transaction to grant unaffiliated security holders access to your corporate files or to obtain counsel at your expense. If none, so state. See Item 1004(e) of Regulation M-A.

20.   Disclose with greater specificity why, after thorough consideration, the board of directors rejected the alternatives of repurchasing some of your CDO debt obligations at discounted prices or making new investments. Also, briefly describe these alternatives. See Item 1013(b) or Regulation M-A.

21.   Please revise to describe how each filing person determined that the transaction was procedurally fair to each group of unaffiliated shareholders despite the absence of an unaffiliated representative. Refer to Item 1014(d) of Regulation M-A.

Security Ownership, page 45

22.   Please revise to include the information required by Item 1005(a) and (e) of Regulation M-A, or advise us.

23.   Please disclose whether the investment fund affiliated with your manager intends to participate in the offer and the reasons for the intended action, or advise. See Item 1004(b) and 1012(d) of Regulation M-A.

24.   Footnote 1 to your beneficial ownership table provides the address of each of your executive officers and directors as in the care of Fortress Investment Group LLC. Please revise the table to include any shares beneficially owned by Fortress, or advise us. Please tell us in greater detail the relationship of this entity to your company. We may have further comment upon review of your response.

Subsequent Repurchases of Shares of Preferred Stock, page 47

25.   Please revise to address how you will comply with Rule 13e-4(f)(6) and Rule 13e-3(a)(3)(i)(A).

Expenses, page 48

26.   You state that you may employ a variety methods to solicit consents. Please be
        advised that all written soliciting materials, including any scripts to be used in
        soliciting consents over the telephone, must be filed under cover of Schedule 14A.
        Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Series D Preferred Stock, page 50

27.   You appear to have made an underwritten public offering of the Series D
        Preferred Stock within the past three years. If true, disclose the information
        required by Item 1002(e) of Regulation M-A.

Certain Federal Income Tax Considerations, page 62

28.   State the tax effects of the transaction on the company and its affiliates. See
        Item 1013(d) of Regulation M-A.

*   *   *   *   *

        Please promptly amend your filing in response to these comments. You should
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in
       the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not
       foreclose the Commission from taking any action with respect to the filing;
       and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Peggy Kim, Special Counsel, at (202) 551-3411.

Sincerely,

David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Via facsimile: (917) 777-3050
        Joseph A. Coco, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP